FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   May 2008

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

The following notice is a translation from Hebrew of the notice published in two daily Israeli newspapers on May 16, 2008 (the original Hebrew wording is binding)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
Notice of Annual Meeting of Shareholders

In accordance with the Israeli Companies Regulations (Notice of Shareholders Meeting and Meetings of a Class of Shareholders In Public Companies), 5760 – 2000, notice is hereby given that the Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva's executive offices at 5 Basel Street, Petach Tikva, on Sunday, June 29, 2008 at 5:00 p.m. local time.

The Agenda for the Annual Meeting Will Include the Following Resolutions:

1. To receive and discuss the Company's consolidated balance sheet as of December 31, 2007 and the consolidated statements of income for the year then ended.

2. To approve the Board of Directors' recommendation that the cash dividend for the year ended December 31, 2007, which was paid in four installments and aggregated NIS 1.60 (approximately US$0.39, according to the applicable exchange rates) per ordinary share (or ADR), be declared final.

3. To elect the following five candidates to the Board of Directors, each to serve as a director for a three-year term: Eli Hurvitz, Ruth Cheshin, Harold Snyder, Joseph (Yosi) Nitzani and Ory Slonim.

4. To appoint Dr. Leora (Rubin) Meridor as a statutory independent director (as defined under the Israeli Companies Law) for an additional term of three years, following the expiration of her second term of appointment in December 2008.

5. To approve the purchase of directors' and officers' liability insurance for the directors and officers of the Company and its subsidiaries, with annual coverage of up to $350 million for the period commencing on June 1, 2008 and ending no later than the later of the 2011 annual meeting of shareholders and June 1, 2011.

6. To approve an increase in the per meeting cash remuneration paid to the directors of the Company to NIS 7,226 (approximately US$2,000) and in certain cases, as described in the proxy statement, NIS 10,839 (approximately US$3,000).

7. To approve the Company's 2008 employee stock purchase plan for U.S. employees, replacing a similar existing plan expiring shortly.

8. To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent registered public accounting firm until the 2009 Annual Meeting

of Shareholders and to authorize the audit committee to determine their compensation and the Board of Directors to ratify such determination.

A detailed description of the proposed resolutions on the Agenda may be reviewed at the executive offices of the Company, 5 Basel Street, Petach Tikva, Israel (Tel: 972 3 9267513) between 9:00 a.m. and 4:00 p.m. Israel time, Sunday – Thursday.

Record Date; Shareholders Entitled to Vote

The record date for determining the entitlement of shareholders to participate and vote in the Annual Meeting is May 22, 2008 (hereinafter, the **"Record Date").** Only persons who are shareholders at the end of the business day on the Record Date will be entitled to participate at this Annual Meeting, and at any adjournments or postponements thereof and to vote at the meeting in person, or by voting card or by representative appointed by a deed of appointment, that will be deposited at the offices of the Company no later than June 26, 2008 at 5:00 p.m. Israel time, subject to confirmation of ownership of the shares on the Record Date in accordance with the applicable law.

Each issued and outstanding ordinary share, par value NIS 0.1 per share, will entitle its owner to one vote on all matters properly submitted at the Annual Meeting.

Quorum and Majority Required for Resolution

At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, are necessary to constitute a legal quorum.

Should no legal quorum be present one half hour after the time set for the Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place.

The affirmative vote of the holders of a majority of the shares participating at the Annual Meeting, in person or by voting card or by representative appointed by deed of appointment, is required to adopt each of the proposals, subject to the following:

The approval of the fourth proposal, relating to the extension of Dr. Leora (Rubin) Meridor's term of appointment, and the sixth proposal, with respect to the two statutory independent directors only, are subject to satisfaction of one of the following additional conditions: (i) the majority of the votes cast at the meeting and voting in favor must include at least one-third of the votes of shareholders who are not controlling persons (as defined in the Israeli Companies Law) participating at the meeting, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of shareholders who are not controlling persons must not exceed 1% of the total voting rights in the Company.

Voting by Way of Voting Card

Shareholders may vote in regard to any of the Resolutions on the Meeting's agenda by way of a voting card. A copy of the voting card and position notice with respect to the above Meeting will be available at the distribution website of the Israeli Securities Authority at www.magna.isa.gov.il and at the website of the Tel Aviv Stock Exchange at www.tase.co.il. A shareholder may apply to the Company directly in order to receive a copy of the voting card and position notice. Any member of the Tel Aviv Stock Exchange (hereinafter **"TASE"**) will send by e-mail, free of charge, a link to the copy of the voting card and proxy statement located on the distribution site to any shareholder not registered in the register of shareholders but who is registered as a shareholder with the member of the TASE, if the shareholder gave notice that he is interested in such, provided that the notice was given with regards to a specific securities account and prior to the Record Date.

The vote by voting cards will be made by completion of the second part of the voting card, as shall be published at the aforementioned distribution website.

A shareholder whose shares are registered with a member of the TASE is entitled to receive the confirmation of ownership of its shares from the member of the TASE through which he/she holds the shares at the offices of the member of the TASE or via mail to his/her address (for a mail charge only) if the shareholder so requests, provided that the request will be given ahead of time and with regards to a specific securities account, prior to the Record Date.

The final date to submit a position notice to the Company is June 1, 2008.
The final date to submit a voting card to the Company is June 26, 2008 at 5:00 p.m. Israel time.

By Order of the Board of Directors,
Teva Pharmaceutical Industries Limited

May 16, 2008


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                 (Registrant)

By: /s/ Dan Suesskind
                             Name: Dan Suesskind
                             Title: Chief Financial Officer

Date: May 16, 2008